United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

BJ’S RESTAURANTS

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 23, 2025

Dear fellow shareholders,

The Board’s statement opposing our proposal regarding food waste (Proposal 4 in its proxy statement) focuses on the company’s efforts to reduce food waste. However, while we certainly acknowledge those efforts, our proposal seeks a vital accountability component for such efforts in the form of food waste measurements.

In fact, the company’s lengthy opposition statement should cause shareholders even more concern, since, in our view, the more BJ’s invests in initiatives to reduce food waste, the more shareholders deserve to be able to measure the efficacy of that work. Yet none of the fifteen bullet pointed actions the company claims to be taking to reduce food waste is a commitment to disclose measurements of its food waste. And without that, it’s simply not possible for shareholders to sufficiently understand the company’s return on its investment.

And indeed, reducing food waste is an investment that can yield significant returns.

As a recent National Restaurant Association article stated, “Many operators are tracking food waste as a waste prevention method, but there’s an opportunity to positively impact the bottom line too.” It continues: “With food costs representing 28% to 35% of sales in restaurants, preventing pre-consumer food waste boosts profitability. For every dollar invested in food-waste reduction, restaurants could realize approximately $8 in cost savings.” (See bit.ly/NRA-FoodWasteArticle.)

A highly illuminating report was recently published by the organization Champions 12.3. Named after U.N. Sustainable Development Goal number 12.3 (to halve food waste globally by 2030), the organization’s leadership includes the CEOs of major food companies (e.g. Nestle, Kellanova, and Tesco), the Chief Economist for the United Nations Food & Agriculture Organization, the CEO of Rabobank, and many others.

Available at bit.ly/FoodWasteBusinessCase, The Business Case for Reducing Food Loss points out that throughout the food service industry, there’s a proven ROI in food waste reduction—and it’s quite high. Specifically, the report’s comprehensive, multi-sector survey found substantial financial benefits from food waste reduction efforts:

We analyzed nearly 1,200 business sites across 17 countries and more than 700 companies, representing a range of sectors including food manufacturing, food retail (e.g., grocery stores), hospitality (e.g., hotels, leisure), and food service (e.g., canteens, restaurants)…[and] found that 99 percent of the sites earned a positive return on investment. The median benefit-cost ratio—where half of the sites achieved a higher ratio while half achieved a lower ratio—was 14:1. In other words, half of the business sites earned greater than a 14-fold financial return on investment. Thus, for every $1 (or other relevant currency) invested in food loss and waste reduction, the median company site realized a $14 return.

That report further concluded that “[c]ompany sites with the highest returns tended to be restaurants.”

In fact, Champions 12.3 also published an entire report just covering the business case for reducing food waste at restaurants. (See bit.ly/RestaurantFoodWasteReport.) That report’s key findings included that within the first year of implementing a food waste reduction program, 76% of restaurant sites had recouped their investment and within two years, 89% had.

Further, the very first of that report’s recommended “key strategies for achieving food waste reduction” was to measure the amount of food waste being generated.

The old adage that “what gets measured gets managed” holds true for food waste.

As the Champions 12.3 “Business Case” report says, “Quantifying food loss and waste…can help decision-makers better understand how much, where, and why food is being lost or wasted,” thereby providing “an evidence-based foundation for developing and prioritizing food loss and waste reduction strategies.”

And it points out: “Measurement does not need to be a complex and resource-intensive exercise. Quantification and periodic monitoring can be integrated with other resource monitoring programs that governments and companies have in place. And as the financial benefit-cost ratio analyses above indicate, measurement can have a large positive payback.”

Similarly, the U.S. Environmental Protection Agency (EPA) advises companies to, “Learn about what flows through your [operations] by measuring the amount, type, and reason for the generation of wasted food,” adding that “knowing how much and why wasted food is generated will help to create effective wasted food prevention strategies.” The agency says this “will also help to identify wasted food that is avoided and money saved” and even offers “a variety of free EPA tools available to conduct a waste audit.”

Yet, BJ’s doesn’t disclose how much food waste it generates.

In a logic-defying assertion, the Board opens its statement opposing a proposal asking it to disclose food waste measurements by declaring that “BJ’s Remains Committed to Food Waste Measurement.”

While it claims that the company estimates food waste accounting for 1.74% of its food costs, it offers no explanation as to how it arrived at that approximated figure. Further, that figure includes non-food waste (e.g. shrinkage that occurs during cooking), which is plainly not the same as disclosing—as other companies do—the actual quantity of food waste generated.

On such a highly consequential and financially material matter, and one the company is clearly investing significant resources to address, shareholders deserve clear data quantifying the efficacy of the company’s work.

BJ’s also discloses no measurable reduction goals.

For all the food waste reduction efforts the company describes in its opposition statement, what’s missing are any kind of measurable goals whatsoever. Taking steps like this (i.e., without measurable targets to work toward) is like building a house without blueprints. Indeed, the more a company works to reduce food waste, the more it makes sense to adopt measurable targets, so that the company can ensure it’s working toward a tangible, quantifiable goal rather than the blind objective of trying to just generally reduce food waste.

The opposition statement asserts, however, the company’s belief that the best way to achieve its goals “is through a strategic, targeted approach rather than imposed time-bound goals that may not align with operational realities or long-term effectiveness.” [Emphasis added.]

First, it’s ironic to describe an approach that lacks measurable targets as being “targeted.” Secondly, the statement is misleading, as our proposal does not seek to prescribe any specific goals or targets (let alone ones that are misaligned with operational realities). Rather, the proposal clearly leaves discretion in that regard to the Board and management. Contrary to the company’s portrayal of an exacting directive, the proposal merely seeks to add a policy of accountability—through measurement and company-established reduction targets—by which shareholders (and the Board) can assess the effectiveness of what it readily acknowledges is an initiative of substantial materiality and impact.

“Targets set ambition, and ambition motivates action,” says the Champions 12.3 “Business Case” report. “To create the needed focus, therefore…companies should adopt explicit food loss and waste reduction targets.”

We agree. And indeed, many companies are setting measurable food waste targets. As our proposal highlights, for example, Starbucks and Yum! Brands both have measurable goals to reduce their food waste 50% by 2030.

In conclusion, the advantages of supporting the proposal are clear.

Our proposal asks only for basic transparency on how much food waste BJ’s is generating, and the accountability and efficiency that comes from measurable targets for reducing it. The company’s opposition statement instead focuses squarely on all the various ways the company says it is working to reduce food waste—initiatives that, in our view, make our request to disclose food waste measurements and targets all the more critical. Thank you.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposal 4.